EXPENSE LIMITATION AGREEMENT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

November 5, 2018

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Dear Sirs:

This will confirm the agreement between PIMCO Funds (the “Trust”) and Pacific Investment Management Company LLC (“PIMCO”) as follows:

1.        The Trust is an open-end investment company, consisting of multiple series, each of which may offer multiple Classes of shares. This Agreement shall pertain to each Class of each series and to each Class of additional series established in the future that are set forth on Schedule A, as amended from time to time (each a “Fund”).

2.        Pursuant to a Supervision and Administration Agreement dated April 1, 2012, and as amended and supplemented from time to time (the “Supervision and Administration Agreement”) between the Trust and PIMCO, the Trust has retained PIMCO to provide or procure supervisory, administrative and other services to the Trust and its shareholders. Pursuant to the Supervision and Administration Agreement, each Fund pays to PIMCO a monthly supervisory and administrative fee at annual rates with respect to one or more Classes of shares of each Fund set forth in the Schedules to the Supervision and Administration Agreement (the “Supervisory and Administrative Fee”).

3.        Each Class of each Fund shall be subject to a limit on the payment of that Class’s pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and/or payment of that Class’s pro rata share of the Trust’s Trustees’ fees (the “Expenses”) in any year of 0.49 basis points (the “Expense Limit”).

4.        To the extent that the Expenses attributable to a Class of a Fund in any fiscal year exceed the Expense Limit for that Class, that portion of such expenses that cause the Expenses for that Class to exceed the Expense Limit (the “Excess Amount”) shall be waived, reduced or, if previously paid, reimbursed by PIMCO as provided in Paragraph 5.

5.        Each month, the Expenses for each Class of each Fund shall be annualized as of the last day of the month. If the annualized Expenses of a Class of a Fund for any month exceed the Expense Limit of such Class, PIMCO shall waive or reduce its Supervisory and Administrative Fee for such month, or reimburse the Fund, by an amount sufficient to reduce the Class’s annualized Expenses below the Expense Limit for that month.

6.        If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Supervisory and Administrative Fees waived or reduced with respect to the previous fiscal year shall equal the Excess Amount.

7.        If in any month during which the Supervision and Administration Agreement is in effect, the estimated annualized Expenses of any Class of a Fund for that month are less than the Expense Limit, PIMCO shall be entitled to reimbursement by such Fund of any Supervisory and Administrative Fees waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous 36 months, to the extent that the Class’s annualized Expenses plus the amount so reimbursed does not exceed, for such month, the Expense Limit, provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO.

8.        This Agreement shall become effective on November 5, 2018, shall have an initial term with respect to each Fund as provided in Schedule A, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of this Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Supervision and Administration Agreement, or it may be terminated by the Trust, without payment of any penalty, upon 90 days’ prior written notice to PIMCO at its principal place of business.

9.        Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

10.        Any question of interpretation of any term or provision of this Agreement, including but not limited to the Supervisory and Administrative Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Supervision and Administration Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Supervision and Administration Agreement or the 1940 Act.

11.        If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

12.        It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to each Fund, individually and not jointly. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to each Fund, individually and not jointly, as provided in the Trust’s Declaration of Trust as amended and restated November 4, 2014, and as amended from time to time.

13.        This Agreement constitutes the entire agreement between the Trust on behalf of the Funds and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof

Very truly yours,

PIMCO FUNDS

By:
Name:
Title:

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:
Title:

Schedule A

to

Expense Limitation Agreement

Dated: November 5, 2018

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